

September 2, 2015

Mail Stop 4561

Margaret C. Whitman, Chief Executive Officer
Hewlett Packard Enterprise Company
3000 Hanover Street
Palo Alto, California, 94304

      Re: Hewlett Packard Enterprise Company
              Amendment No. 1 to Form 10
              Filed August 10, 2015
              File No. 001-37483

Dear Ms. Whitman:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 58

1.   We note your response to prior comment 24 and your response to prior comment 1 from your letter dated June 9, 2015 relating to Hewlett Packard Company's Form 10-K for the fiscal year ended October 31, 2014. However, based on our telephone call with the company's representatives on August 26, 2015, we understand that the EG segment manager reviews operating results information, including gross margins, for the business units included within the EG segment. Accordingly, for those business units it appears that discrete financial information is available that is reviewed by the segment manager. The business units also appear to be businesses as defined in ASC 805-10-55-4 through 55-9. If so, it appears that the business units within the EG segment represent components that are reporting units, as defined in ASC 350-20-35-34. Please clarify why you do not believe the business units represent components that are reporting units as defined by

ASC 350-20-35-34 and ASC 350-20-55-1 to 5. Please also provide us with the reporting packages for the quarterly periods ended October 31, 2013 and January 31, 2014 that the EG segment manager reviewed in assessing operating results for the segment and each of the business units discussed in the August 26, 2015 telephone call. If not otherwise evident, please quantify the corporate allocations included in the EG segment results that are not included in the business unit results. Also please describe the types of the corporate costs allocated and which types constitute the significant portion of that allocation.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Laura Veator, Senior Staff Accountant, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services